UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release, dated March 6, 2014, of Seadrill Limited (the "Company"), announcing the completion of a 1,500 million Swedish kronor senior unsecured bond issue with maturity in March 2019.

Attached hereto as Exhibit 99.2 is a copy of the press release, dated March 11, 2014, of the Company, announcing that it has entered into an agreement with Seadrill Partners pursuant to which the Company will sell to Seadrill Capricorn Holdings LLC all of the ownership interests in the entities that own and operate the drillship the West Auriga.

Attached hereto as Exhibit 99.3 is a copy of the press release, dated April 18, 2014, of the Company, announcing that it has filed its annual report on Form 20-F for the year ended December 31, 2013 with the Securities and Exchange Commission in the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: May 28, 2014

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL: Completes placement of SEK 1,500 million Unsecured Bond Issue

Hamilton, Bermuda, March 6, 2014 - Seadrill has successfully completed a 1,500 million Swedish kronor senior unsecured bond issue with maturity in March 2019. Settlement date is expected to be March 18, 2014. An application will be made for the bonds to be listed on Oslo Børs.

The net proceeds from the bond issue will be used for general corporate purposes.

Danske Bank Markets, Nordea Markets and Swedbank Norway acted as Joint Lead Managers for the issuance.

Media contact:
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill Limited agrees to sell the ultra-deepwater drillship the West Auriga to Seadrill Partners LLC

Hamilton, Bermuda, March 11, 2014 -.Seadrill Limited (NYSE: SDRL) (the "Company") announced today that it has entered into an agreement with Seadrill Partners pursuant to which the Company will sell to Seadrill Capricorn Holdings LLC, Seadrill Partners' 51% owned subsidiary ("Capricorn Holdings"), all of the ownership interests in the entities that own and operate the drillship, the West Auriga (the "Auriga Acquisition"). The Company owns the remaining 49% interest in Capricorn Holdings.  The Auriga Acquisition, which is expected to close within 30 days, will be accomplished through a series of purchases, contributions and assumptions of debt and is subject to the satisfaction of certain closing conditions.
The West Auriga
The West Auriga is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard to its current customer, BP, in October 2013.  The West Auriga is expected to carry out operations in the U.S. Gulf of Mexico until the end of its contract in October 2020 at a dayrate of $565,000 per day, excluding approximately $37,500 per day payable by the customer over the term of the contract relating to mobilization, variation orders and other special and standby rates.
The implied sale price of the Auriga Acquisition is $1.24 billion, less $443.1 million outstanding under the facility related to the West Auriga.  In addition, Capricorn Holdings intends to issue a $100 million zero coupon limited recourse discount note to the Company that matures in September 2015.  Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to the Company.  Based on the Seadrill Partners' 51% ownership of Seadrill Capricorn Holdings, its portion of the net purchase price after debt will be $355.4 million.

FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the Auriga Acquisition, its financing of the Auriga Acquisition and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
March 11, 2014
Questions should be directed to:
Rune Magnus Lundetræ: Chief Financial Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Filing of 2013 Annual Report on Form 20-F

Hamilton, Bermuda, April 18, 2014 - Seadrill Limited ("Seadrill or the Company") announces that it has filed its annual report on Form 20-F for the year ended December 31, 2013 with the Securities and Exchange Commission in the U.S.

The report may be accessed on the Company's website, www.seadrill.com, or on the website of the U.S. Securities and Exchange Commission, www.sec.gov.

In its fourth quarter results, Seadrill announced the deconsolidation of Seadrill Partners from its consolidated financial statements following Seadrill Partners' first annual general meeting of common unitholders held on January 2, 2014, when the majority of the board members became electable by the common unitholders. As a result, from January 2, 2014, Seadrill Partners has been accounted for as an investment in an affiliate. The deconsolidation of Seadrill Partners is estimated to result in a one-off gain of $2.4 billion being recognized by the Company in the first quarter of 2014, which is predominantly driven by the difference between the historical book value of Seadrill Partners' net assets and the fair value of the Company's investments in Seadrill Partners recognized upon deconsolidation. The deconsolidation will significantly impact the future presentation of the Company's operating results and net income, including any gains and/or losses that may result from future dropdown transactions to Seadrill Partners. From an operational and managerial standpoint the relationship between Seadrill and Seadrill Partners is unchanged.  Seadrill Partners continues to leverage off of Seadrill's operational and financial capabilities.

Please refer to note 37 of the filed Form 20-F for additional details on the accounting treatment of the deconsolidation.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.